FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        June, 2004

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   June 1, 2004

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

June 1, 2004	NEWS RELEASE 04-11	MAE - TSE MNG - AMEX

Miramar Further Expands Naartok Mineralization in Madrid Area at Hope Bay
— Permitting Delays At Doris North Mean Production Now Targeted for 2006 —

VANCOUVER — Miramar Mining Corporation today announced the final results from its winter exploration program in the Madrid area of its 100% owned Hope Bay project in Nunavut. These latest intercepts further expand the mineralization in the Naartok-Perrin area, illustrating the potential of the area to host a significant bulk tonnage gold deposit. Miramar also reported that, as a result of a one month delay in the public hearings for the proposed development of the Doris North deposit to July 11-16. This delay is at the request of various Federal regulators, who asked for more time to consider components of the proposed development. These developments, combined with uncertainty related to the Federal election, have caused Miramar to forecast a delay in planned production until 2006. Should Miramar receive its permits during the second quarter of 2005, production could commence in the first half of 2006, later if this deadline is missed. To date no party is asserting that the mine should not be permitted for production.

“We continue to be encouraged by the growth of the Naartok-Perrin area at Hope Bay,” said Tony Walsh, Miramar’s President & CEO. “In conjunction with the very high grade Doris North deposit currently in the permitting process, and the high grade Boston resource, the Naartok-Perrin area offers a third potential development area within the Hope Bay belt.” Naartok’s closeness to surface, good grade, simple metallurgy and proximity to the proposed Doris North infrastructure, suggest potential for attractive incremental production. “We are disappointed at the delayed public hearings but continue to be encouraged that the process continues to advance,” said Mr. Walsh. “We believe that the permitting of Doris North is just a matter of time.”

Naartok-Perrin Highlights

The results of the winter 2004 drilling in the Naartok-Perrin area are expected to significantly expand the previously estimated resource for the area at depths of less than 400m below surface. Highlights of the latest Naartok drilling are tabulated below, and complete results are attached.

Naartok-Perrin Drill Result Highlights

Drill Hole	From(m)	To(m)	Intercept(m)	Gold Grade(g/t)
04PMD262*	363.3	407.2	43.9	6.3
Including*	363.3	375.9	12.6	8.8
Including*	382.3	384.4	2.1	12.3
Including*	386.4	389.4	3.0	12.0
Including*	399.7	403.9	4.2	13.6
And*	413.3	425.6	12.3	3.8
And	531.7	552.2	20.5	6.2
Including	538.0	539.9	1.9	20.2

Drill Hole	From(m)	To(m)	Intercept(m)	Gold Grade(g/t)

04PMD263	257.5	258.8	1.3	23.1
And	275.0	276.3	1.3	13.3
04PMD264	218.7	230.0	11.3	5.8
Including	218.7	227.5	8.8	7.0
04PMD265	328.0	348.9	20.9	10.5
Including	332.5	338.5	6.0	31.3
Including	335.6	336.6	1.0	140.9
And	355.2	360.5	5.3	7.5

* Partial results for 04PMD262 previously reported.

The true width of these intercepts is not currently known due to the complex geology of the area and could differ from those reported above.

Drilling in the Naartok-Perrin area has focussed on two areas: the northwest down-plunge extension of the Naartok resource and, secondly, the northeast extension of Naartok towards where it approaches the projected down plunge extension of the Perrin resource. Results in the Northwest area continue to define an area of very high grade veins, with visible gold, within broader halos of lower grade mineralization, representing “Naartok-style” mineralization. The latest results from drill holes 04PMD-263 and -265 confirm this pattern. In the Northeast area, mineralization consists of a broad zone of good grade mineralization, generally without the very high grade veins seen in the Northwest area, representative of “Perrin-style” mineralization. The latest results from 04PMD264 appear to confirm that interpretation.

Of particular interest in this recent drilling, some holes have intersected more than one zone of mineralization, as illustrated by holes 04PMD262 and 04PMD265 which intersected two wide zones of gold mineralization, one that may be structurally equivalent to the nearby Perrin zones, as well as a deeper one adjacent to the Deformation Zone, more typical of Naartok-style mineralization. This suggests a possibility that two stacked zones of mineralization may be developed in the Naartok-Perrin area.

Doris North Permitting

As announced on May 19, 2004, the Nunavut Impact Review Board (“NIRB”) has delayed the final public hearings for the proposed development of the Doris North deposit at Hope Bay by one month, until July 11 – 16, 2004. Various participants in the NIRB process notified NIRB that they would not have been ready to participate in the hearings previously scheduled for June. In addition, the recently called Federal election contributes some uncertainty as to the timing of Federal responses to NIRB submissions.

“While the NIRB hearings have only been delayed one month, we were already several months behind where we expected to be in the permitting process,” said Mr. Walsh. “As a result, we believe it prudent to make the decision to delay the anticipated start of production at the Doris North project into 2006.” This decision was made after reviewing some of the key determinants for scheduling, including the shipping season, the financial risks related to committing to construction and equipment contracts prior to receiving the required permits and a desire to build more flexibility into the timing of the project construction.

“Naturally, we are disappointed at this further delay in the permitting process,” said Mr. Walsh. “However, we continue to be encouraged that, after 26 months of meetings and input from the public, regulators and other stakeholders, no party has asserted that the mine should not be permitted for

production.     We believe permitting Doris North is just a matter of time. We continue to see a lot of support for the project from the local communities and other stakeholders in Nunavut.”

Miramar still anticipates that NIRB will complete its review of the Doris North project in the summer of 2004. There are many factors to be considered in scheduling the development of such a project and any further permitting delays could impact the planned start up of Doris North. A new development schedule has not yet been developed for the various components of the project, but Miramar will be in a better position to do so after the NIRB hearings in July. Once NIRB completes its review, assuming it is positive; NIRB will recommend approval to the Federal Minister of Indian and Northern Affairs, who will consider NIRB’s recommendation in light of all regulatory factors that may affect the project. Assuming the Minister’s review is positive; NIRB will issue a project certificate and then Miramar can proceed through the Nunavut Water Board (“NWB”) water licence process, including public hearings to consider the application for a water licence. A number of other approvals, permits and licences are also required to be issued prior to the start of construction, but these should proceed in parallel with the NWB process.

If Miramar receives all its critical permits during the second quarter of 2005, then production could commence in the first half of 2006; any delays beyond that date could further defer the start of production.

The Doris North Project is anticipated to become the first gold mine developed in Nunavut since it was created in 1999. The feasibility study on the Doris North project was completed in 2003 and forecast that the mine would produce approximately 311,000 ounces over two years at cash costs of approximately US$108. Because of the small scale and high grade nature of the deposit, coupled with low capital and operating costs, Miramar considers the project low risk and it should generate a high rate of return. Miramar anticipates that the Doris North development will act as the mining centre for the rest of the belt and that cost savings from a developed and permitted infrastructure will boost the economics of future production on the belt.

Development Strategy

As announced on May 17, 2004 Miramar has begun a two year process to upgrade the confidence in the resources at the Boston deposit, which has 2,700m of underground development already in place, with the objective of extending Hope Bay’s operating life by several years. Miramar plans to complete an interim economic study by early 2005 on mining the Boston resources and processing them at the Doris North facilities. This study will be expanded to incorporate additional resources drilled off in 2005. “We are concentrating on Boston next after the Doris North project because we believe it provides the most rapid and lowest capital cost opportunity for extended production at Hope Bay, given the work completed to date and the underground ramp access already in place to a depth of 220m below surface,” said Mr. Walsh.

The Madrid deposit, particularly the enlarged Naartok-Perrin zones, offers an exciting opportunity to further expand production through the development of a combined open pit-underground mining operation in this area. As drilling continues to expand and in-fill the Naartok-Perrin area, which already has significant resources, it may be possible to justify an expansion of the Doris processing facilities to ramp up to a sustained higher production level than that possible from the Doris and Boston deposits alone. Any decision on these options would be subject to completion of additional economic studies and permitting processes.

Major Gold Projects

Miramar controls two of the largest undeveloped gold deposits in Canada. The Hope Bay project in Nunavut is 100% owned by Miramar, extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. Miramar also has an option to earn a 60% interest in the Back River Project in Nunavut, containing the George and Goose Lake gold deposits.

Quality Assurance

The information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President Exploration for Miramar Mining Corporation.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay, Goose Lake and George Lake project, the expected results of this work and the timing and expected results of the permitting process and production for Hope Bay are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by words such as “expects,” “plans,” “anticipates,” “appears,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572     Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

MIRAMAR MINING CORPORATION’S HOPE BAY PROJECT
Table of Assay Results to Accompany News Release Dated June 1, 2004

Hole-ID	From(m)	To(m)	Core Length(m)	Gold Grade(g/t)

04PMD262*	363.3	407.2	43.9	6.3

Including*	363.3	394.0	30.7	6.8

Including*	363.3	375.9	12.6	8.8

Including*	382.3	384.4	2.1	12.3

Including*	386.4	389.4	3.0	12.0

Including*	399.7	403.9	4.2	13.6

And*	413.3	425.6	12.3	3.8

Including*	417.1	418.5	1.4	7.1

Including*	420.9	422.4	1.5	6.5

And	531.7	552.2	20.5	6.2

Including	538.0	539.9	1.9	20.2

And	546.6	552.2	5.6	9.3

04PMD263	257.5	258.8	1.3	23.1

And	275.0	276.3	1.3	13.3

04PMD264	218.7	230.0	11.3	5.8

Including	218.7	227.5	8.8	7.0

And	236.0	249.0	13.0	1.8

Including	237.2	238.5	1.3	6.0

04PMD265	328.0	348.9	20.9	10.5

Including	332.5	338.5	6.0	31.3

Including	335.6	336.6	1.0	140.9

And	355.2	365.0	9.8	5.1

Including	355.2	360.5	5.3	7.5

Including	355.2	359.0	3.8	9.1

04PMD266	149.4	151.2	1.8	5.0

Including	149.4	150.0	0.6	12.8

04PMD267	250.0	258.9	8.9	1.7

And	287.0	290.0	3.0	1.2